SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER: 333-170377

WILDCAP ENERGY INC.
(Exact name of registrant as Specified in Its Charter)

515 Cabrillo Park Dr, Ste 300, Santa Ana, California 92701
(Address of Principal Executive Offices)    (Zip Code)

Issuer’s telephone number:  (714) 333-9401

Common Stock, Par Value $ 0.001
(Title of Each Class of Securities Covered by this Form)

                                     None
(Titles of All Other Classes of Securities for Which a Duty to File Reports
under Section 13(a) or 15(d) Remains)

Place an X in the box(es) to designate the appropriate rule
provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[ ]
Rule 12g-4(a)(2)	[X]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of
the certification or notice date: 31

        Pursuant to the requirements of the Securities Exchange Act of 1934, Wildcap Energy, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Wildcap Energy, Inc.

Dated: September 12, 2012	By:	/s/ Malcolm D. Lennie
Malcolm D. Lennie, President

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